                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                        (Amendment No.       1      )*
                                       -------------

                       SOUTHERN PERU COPPER CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 843611 10 4
                 --------------------------------------------
                                (CUSIP Number)


   David Rosen, One South Franklin Street, Chicago, IL 60606 (312) 346-6700
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  March 3, 1997
                 --------------------------------------------
                        (Date of Event which Requires
                          Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                       (Continued on following page(s))

                              Page 1 of 7 Pages


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-----------------------                                    --------------------
 CUSIP NO. 843611 10 4                  13D                  Page 2 of 7 Pages
-----------------------                                    --------------------

-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              The Pritzker Family Philanthropic Fund

-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a) [ ]
                                                                        (B) [ ]

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  3     SEC USE ONLY


-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS *

              00

-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois

-------------------------------------------------------------------------------
        NUMBER          7     SOLE VOTING POWER

       OF SHARES
                                   2,850,000 shares of Common Stock

      BENEFICIALLY   ----------------------------------------------------------
                        8     SHARED VOTING POWER
        OWNED BY
                                   0

          EACH       ----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
        REPORTING
                                   2,850,000 shares of Common Stock

         PERSON      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
          WITH
                                   0

-------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,850,000 shares of Common Stock

-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

                                                                            [ ]
-------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

              Approximately 20% of Common Stock
-------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON *

              OO

-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of Southern Peru Copper Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 180 Maiden Lane, New York, New York 10038.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed on behalf of The Pritzker Family Philanthropic Fund, a charitable foundation (the "Reporting Person" or the "Fund"), the principal offices of which are located at One South Franklin Street, Chicago, Illinois 60606. Certain information regarding the directors and officers of the Reporting Person and the controlling person thereof is included in Appendix A attached hereto and incorporated herein by this reference.

         During the last five years, neither the Reporting Person nor, to the best of its knowledge, its controlling person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





                              Page 3 of 7 Pages


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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person acquired the 650,000 shares of Common Stock reported herein by gift from Cerro Trading Company, Inc. on March 3, 1997. The Reporting Person also acquired the 2,200,000 shares of Common Stock previously reported by it by gift from Cerro Trading Company, Inc. during the first quarter of 1996.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person currently intends to hold its shares of Common Stock as a long-term investment. Depending on market and other conditions, the Reporting Person may acquire additional Common Shares by gift or otherwise. On the other hand, depending on market and other conditions, the Reporting Person may dispose of all or a portion of the Common Shares that it now owns or may hereafter acquire. Except as set forth above, the Reporting Person has no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) For purposes of Rule 13d-3 promulgated under the Securities Exchange Act, of 1934, as amended (the "Exchange Act") the Reporting Person beneficially owns 2,850,000 shares of Common Stock, representing approximately 20.0% of the outstanding Common Stock of the Issuer.

         Except as set forth herein, neither the Reporting Person nor, to the best of its knowledge, any individuals named in Appendix A hereto, beneficially owns any Common Shares.





                              Page 4 of 7 Pages

         (b) The Reporting Person has sole power to vote and to dispose of 2,850,000 shares of Common Stock.

         (c)  None, except as described in Item 3 above.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.





                              Page 5 of 7 Pages

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                                  SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 15, 1997                 THE PRITZKER FAMILY PHILANTHROPIC FUND,
                                        a charitable foundation


                                        By: /s/ David A. Rosen
                                           ------------------------------------
                                        Title: Vice President and Secretary
                                              ---------------------------------

                                              ---------------------------------









                              Page 6 of 7 Pages


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                                  APPENDIX A


                        INFORMATION REGARDING THE FUND


        The principal business and office address of the Fund is One South Franklin Street, Chicago, Illinois 60606 and its principal business is to make charitable contributions to any organization which the Jewish Federation of Metropolitan Chicago has the power and authority to support. The officers and directors of the Fund, each of whom is a United States citizen, are as follows:


================================================================================
NAME AND BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

================================================================================


Frederick J. Manning               Director, Vice President and Assistant
208 South LaSalle Street           Secretary of the Fund; President and
Chicago, Illinois 60604            Chief Executive Officer of Celtic Life
                                   Insurance Company, a diversified
                                   insurance company


Glen Miller                        Assistant Vice President and Treasurer of
200 West Madison Street            the Fund; Chief Executive Officer of
Chicago, Illinois 60606            Diversified Financial Management
                                   Corporation, an accounting and financial management firm


Dr. Steven B. Nasatir              Director and Vice President of the Fund;
One South Franklin                 President of the Jewish Federation of
Chicago, Illinois 60606            Metropolitan Chicago


Thomas J. Pritzker                 Director and President of the Fund;
200 West Madison Street            President of Hyatt Corporation, a
Chicago, Illinois 60606            diversified company primarily engaged in
                                   real estate and hotel management
                                   activities


David Rosen                        Vice President and Secretary of the Fund;
One South Franklin Street          Vice President Endowments of the Jewish
Chicago, Illinois 60606            Federation of Metropolitan Chicago



        The Jewish Federation of Metropolitan Chicago has the power to appoint a majority of the members of the Fund's Board of Directors.





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